UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FS KKR Capital Corp.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

302635206
(CUSIP Number)

Noah Greenhill, Esq.
KKR Credit Advisors (US) LLC
30 Hudson Yards
New York, NY 10001
(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
KKR FSK Aggregator (UNLEV) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,797,265

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
11,797,265

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,797,265

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
KKR FSK II Aggregator (UNLEV) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,949,129

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,949,129

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,949,129

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
KKR Alternative Assets L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
980,587

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
980,587

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
980,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
KKR FSK Aggregator (UNLEV) GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,746,394

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,746,394

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,746,394

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
KKR Financial Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,746,394

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,746,394

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,746,394

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
KKR Credit Advisors (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,746,394

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,746,394

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,746,394

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
Kohlberg Kravis Roberts & Co. L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,746,394

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,746,394

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,746,394

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
KKR & Co. GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,746,394

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,746,394

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,746,394

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
KKR Holdco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,746,394

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,746,394

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,746,394

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
KKR Alternative Assets Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
980,587

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
980,587

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
980,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
KKR Group Assets Holdings II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
980,587

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
980,587

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
980,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
KKR Group Assets II GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
980,587

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
980,587

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
980,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,726,981

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
19,726,981

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,726,981

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,726,981

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
19,726,981

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,726,981

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,726,981

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
19,726,981

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,726,981

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,726,981

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
19,726,981

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,726,981

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,726,981

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
19,726,981

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,726,981

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,726,981

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,726,981

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,726,981

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 302635206
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,726,981

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,726,981

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,726,981

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed on February 16, 2022 (as amended, the “Schedule 13D”) relating to shares of common stock, $0.001 par value per share (the “Common Stock”), of FS KKR Capital Corp., a Maryland corporation (the “Issuer”). The Issuer’s principal executive offices are located at 201 Rouse Boulevard, Philadelphia, Pennsylvania.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

i.	KKR FSK Aggregator (UNLEV) L.P., a Delaware limited partnership;
ii.	KKR FSK II Aggregator (UNLEV) L.P., a Delaware limited partnership;
iii.	KKR Alternative Assets L.P., a Delaware limited partnership;
iv.	KKR FSK Aggregator (UNLEV) GP LLC, a Delaware limited liability company;
v.	KKR Financial Holdings LLC, a Delaware limited liability company;
vi.	KKR Credit Advisors (US) LLC, a Delaware limited liability company;
vii.	Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership;
viii.	KKR & Co. GP LLC, a Delaware limited liability company;
ix.	KKR Holdco LLC, a Delaware limited liability company;
x.	KKR Alternative Assets Limited, a Cayman Islands exempted limited company;
xi.	KKR Group Assets Holdings II L.P., a Delaware limited partnership;
xii.	KKR Group Assets II GP LLC, a Delaware limited liability company;
xiii.	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
xiv.	KKR Group Holdings Corp., a Delaware corporation;
xv.	KKR Group Co. Inc., a Delaware corporation;
xvi.	KKR & Co. Inc., a Delaware corporation;
xvii.	KKR Management LLP, a Delaware limited liability partnership;
xviii.	Henry R. Kravis, a United States citizen; and
xix.	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xix) are collectively referred to herein as the “Reporting Persons”).

As of the date hereof, KKR FSK Aggregator (UNLEV) L.P. directly holds 11,797,265 shares of Common Stock of the Issuer, KKR FSK II Aggregator (UNLEV) L.P. directly holds 6,949,129 shares of Common Stock of the Issuer and KKR Alternative Assets L.P. directly holds 980,587 shares of Common Stock of the Issuer.

KKR FSK Aggregator (UNLEV) GP LLC is the general partner of KKR FSK Aggregator (UNLEV) L.P. and KKR FSK II Aggregator (UNLEV) L.P. KKR Financial Holdings LLC is the sole member of KKR FSK Aggregator (UNLEV) GP LLC. KKR Credit Advisors (US) LLC acts as an investment advisor to KKR FSK Aggregator (UNLEV) L.P. and  KKR FSK II Aggregator (UNLEV) L.P. Kohlberg Kravis Roberts & Co. L.P. is the holder of all of the outstanding equity interests in KKR Credit Advisors (US) LLC. KKR & Co. GP LLC is the general partner of Kohlberg Kravis Roberts & Co. L.P. KKR Holdco LLC is the sole member of KKR & Co. GP LLC. The sole member of each of KKR Financial Holdings LLC and KKR Holdco LLC is KKR Group Partnership L.P.

The general partner of KKR Alternative Assets L.P. is KKR Alternative Assets Limited. KKR Alternative Assets Limited is wholly owned by KKR Group Assets Holdings II L.P. The general partner of KKR Group Assets Holdings II L.P. is KKR Group Assets II GP LLC. The sole member of KKR Group Assets II GP LLC is KKR Group Partnership L.P.

KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR & Co. Inc. is the sole shareholder of KKR Group Co. Inc.

KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Messrs. Joseph Bae, Scott Nuttall, Robert Lewin and David Sorkin is a director of KKR Group Holdings Corp. and KKR Group Co. Inc. The executive officers of KKR Group Holdings Corp. and KKR Group Co. Inc. are Messrs. Bae, Nuttall, Lewin, Sorkin and Ryan Stork and the executive officers of KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin and Stork and Ms. Kathryn King Sudol. The directors of KKR & Co. Inc. are listed on amended and restated Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Bae, Nuttall, Sorkin, Stork and Ms. Sudol is a United States citizen. Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit D.

(b) The address of the business office of each of the Reporting Persons and the other individuals named in this Item 2, unless as otherwise noted below, is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of KKR Credit Advisors (US) LLC is:

KKR Credit Advisors (US) LLC
555 California Street, 50th Floor
San Francisco, CA 94104

(c)  Each of KKR Financial Holdings LLC, KKR Holdco LLC, KKR Group Partnership L.P., KKR Group Holdings Corp., KKR Group Co. Inc., KKR & Co. Inc. and KKR Management LLP is principally engaged as a holding company. Each of KKR FSK Aggregator (UNLEV) L.P. and KKR FSK II Aggregator (UNLEV) L.P. is principally engaged in the business of investing in securities. Each of KKR Alternative Assets L.P., KKR FSK Aggregator (UNLEV) GP LLC, KKR Alternative Assets Limited, KKR Group Assets Holdings II L.P., KKR Group Assets II GP LLC, is principally engaged in the business of being the general partner or member of investment entities affiliated with KKR Group Partnership L.P. Kohlberg Kravis Roberts & Co. L.P. and KKR Credit Advisors (US) LLC are principally engaged in the investment management business.  KKR GP LLC is principally engaged as the general partner of Kohlberg Kravis Roberts & Co. L.P.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin, Stork and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

KKR FSK Aggregator (UNLEV) L.P. purchased 11,797,265 of the shares of Common Stock reported herein for an aggregate purchase price of $230,808,584. The source of funds for such purchases was funds available to KKR FSK Aggregator (UNLEV) L.P., including capital contributions from investors. KKR FSK II Aggregator (UNLEV) L.P. received 6,949,129 shares of Common Stock as merger consideration for shares of common stock it previously owned in FS KKR Capital Corp. II, in a merger which was completed on June 16, 2021.  KKR Alternative Assets L.P. received 980,587 shares of Common Stock as merger consideration for shares of common stock it previously owned in Corporate Capital Trust, Inc., in a merger which was completed on December 19, 2018.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On September 9, 2022, KKR FSK Aggregator (UNLEV) L.P. and KKR FSK II Aggregator (UNLEV) L.P. entered into a 10b5-1 sales plan (the “10b5-1 Plan”) pursuant to which, over a period from October 10, 2022 through March 4, 2024 or an earlier date at which all shares of Common Stock under the 10b5-1 Plan have been sold, such persons may sell up to 11,797,265 and 6,949,129 shares of Common Stock, respectively, subject to certain pricing limits and volume limits, including pursuant to Rule 144 of the Securities Act of 1933, as amended.  The amount and timing of any sales, if any, may vary and will be determined based on market conditions, share price and other factors. The program will not require KKR FSK Aggregator (UNLEV) L.P. or KKR FSK II Aggregator (UNLEV) L.P. to sell any specific number of shares of Common Stock or at all, and may be modified, suspended or terminated at any time without notice.

 The foregoing description of the 10b5-1 Plan is qualified in its entirety by reference to the 10b5-1 Plan, which is filed as Exhibit E to this Schedule 13D and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). The Reporting Persons beneficially own an aggregate of 19,726,981 shares of Common Stock, representing 7.0% of the outstanding shares. The percentages of beneficial ownership in this Schedule 13D are based on 283,228,981 shares of Common Stock outstanding as of July 31, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on August 8, 2022.

KKR FSK Aggregator (UNLEV) GP LLC (as the general partner of KKR FSK Aggregator (UNLEV) L.P. and KKR FSK II Aggregator (UNLEV) L.P.), KKR Financial Holdings LLC (as the sole member of KKR FSK Aggregator (UNLEV) GP LLC), KKR Credit Advisors (US) LLC (as the investment advisor to KKR FSK Aggregator (UNLEV) L.P. and KKR FSK II Aggregator (UNLEV) L.P.), Kohlberg Kravis Roberts & Co. L.P. (as the holder of all of the outstanding equity interests in KKR Credit Advisors (US) LLC), KKR & Co. GP LLC (as the general partner of Kohlberg Kravis Roberts & Co. L.P.), KKR Holdco LLC (as the sole member of KKR & Co. GP LLC), KKR Alternative Assets Limited (as the general partner of KKR Alternative Assets L.P.), KKR Group Assets Holding II L.P. (as the sole owner of KKR Alternative Assets Limited), KKR Group Assets II GP LLC (as the general partner of KKR Group Assets Holding II L.P.), KKR Group Partnership L.P. (as the sole member of KKR Group Assets II GP LLC and the sole member of KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc.  (as the sole shareholder of KKR Group Holdings), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.

(c) None of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Common Stock during the 60 calendar days preceding the date of this filing.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3, 4 and 5 of the Schedule 13D is hereby incorporated by reference into this Item 6.

Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit D	Joint Filing Agreement by and among the Reporting Persons.
Exhibit E	10b5-1 Sale Plan Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2022

KKR FSK AGGREGATOR (UNLEV) L.P.
By: KKR FSK Aggregator (Unlev) GP LLC, its general partner

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR FSK II AGGREGATOR (UNLEV) L.P.
By: KKR FSK Aggregator (Unlev) GP LLC, its general partner

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR ALTERNATIVE ASSETS L.P.
By: KKR Alternative Assets Limited, its general partner

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR FSK AGGREGATOR (UNLEV) GP LLC

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR FINANCIAL HOLDINGS LLC
By: KKR Group Holdings Corp., its general partner

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Executive Officer

KKR CREDIT ADVISORS (US) LLC

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-Fact for Jeff Van Horn, Chief Financial Officer

KOHLBERG KRAVIS ROBERTS & CO. L.P.
By: KKR & Co. GP LLC, its general partner

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR & CO. GP LLC

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR HOLDCO LLC

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer and Treasurer

KKR ALTERNATIVE ASSETS LIMITED

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP ASSETS HOLDINGS II L.P.
By: KKR Group Assets II GP LLC, its general partner

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP ASSETS II GP LLC

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP PARTNERSHIP L.P.

By: KKR Group Holdings Corp., its general partner
By: /s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP HOLDINGS CORP.

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP CO. INC.

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR & CO. INC.

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR MANAGEMENT LLP

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

HENRY R. KRAVIS

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

GEORGE R. ROBERTS

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

Annex A

Annex A is hereby amended and restated as follows:

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Arturo Gutierrez, who is a citizen of Mexico, Xavier Niel, who is a citizen of France and Evan Spiegel, who is a citizen of the United States and France.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.
George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.
Adriane Brown	Managing Partner of Flying Fish Partners
Matthew Cohler	Former General Partner of Benchmark
Mary N. Dillon	Executive Chair of Ulta Beauty, Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
Arturo Gutierrez	Chief Executive Officer of Arca Continental, S.A.B. de C.V.
John B. Hess	Chief Executive Officer of Hess Corporation
Dane Holmes	Chief Executive Officer and Co-Founder of Eskalera Inc.
Raymond J. McGuire	Retired, Former Vice Chairman of Citigroup Inc.
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley
Evan Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.